May 18, 2005

Mark A. Wojciechowski

Staff Accountant

United States Securities and Exchange Commission

Division of Corporate Finance

450 Fifth Street, N.W.

Washington, D.C.  20549-0405

Re:

Azco Mining Inc.

10-K for the fiscal year ended June 30, 2003

File No. 001-12974

Dear Mr. Wojciechowski:

This letter and supporting documentation is in reply to your letter of May 4, 2005.

We have revised our document in response to your additional accounting comments.  Enclosed are two copies of the revised document, with the original amendments shown in blue and our further latest amendments shown in red.

Below are comments and explanations, referenced to the corresponding numbers of your letter of May 4, 2005:

General

1.

We note the requirement to electronically file correspondence.  We will electronically file our response letter dated April 13, 2005 as well as our present letter dated May 18, 2005 and all future correspondence.

Management’s Discussion and Analysis of Financial Condition and Results of Operation

Results of Operations

2.

We believe the dominant factor affecting future results of operations, once financing is in place and production has resumed, relates to marketing of the mica and feldspathic sand products.  We have inserted a paragraph under Sales to emphasize the importance of marketing, including time required to introduce the products into the market, prices and volumes (page 17).

We also have inserted a section “Risk Factors” under the description of the Black Canyon property that discloses the significant factors potentially affecting development and profitability of the project (pages 10-12).

3.

We have provided additional detail related to inventory impairment charges and the extent to which future impairment may be necessary (pages 23-24).

4.

The inventory impairment charge is not recorded as a separate line item on the financial statements.   We have included language disclosing that the impairment charge is recorded on the consolidated statement of operations under production costs (page 24).

Liquidity and Capital Resources

5.

We have provided additional information on management’s plan to continue operations, including steps taken to date and time frame and how we intend to maintain operations prior to completing project financing (page 20).

Controls and Procedures

6.

We have revised the document to comply with your comments related to Rule 13a-15(e) (pages 25-26).

7.

We have revised the document to comply with your comments related to Item 308 (c) of Regulation S-K (page 26).

Exhibits 31 – Officers Certificate Pursuant to Section 302

8.

We have revised the certifications to exclude the references to internal control in paragraph 4 and have deleted paragraph 4(b) in its entirety.

9.

We have updated all amendments to the Form 10-K and the revised certifications for the appropriate date of the amendment, proposed as May 18, 2005.

Closing Comments

As you advised by phone, we will plan not to file the 2004 10-K until the issues you raised in your letters of March 23, 2005 and May 4, 2005 are satisfactorily resolved and we have filed an amended 2003 10-K.

We trust the additional disclosure incorporated in our revised document provided herewith addresses your concerns.  However, please let us know if there is any additional information we may provide to help facilitate your review.

Yours sincerely,

“Signed”

W. Pierce Carson

President & CEO